Heather Rosmarin
(650) 843-5559
hrosmarin@cooley.com

April 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	iPass Inc.
SEC File No. 000-50327

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, is a preliminary Notice of Annual Meeting of Stockholders, Proxy Statement, and form of Proxy to be used in connection with the 2009 Annual Meeting of Stockholders of iPass Inc., tentatively scheduled to be held on June 2, 2009.

Definitive copies of the enclosed proxy materials are intended to be released to security holders on or about April 30, 2009.  In order that the proxy materials may be printed and mailed in a timely manner, we would appreciate your advising us by telephone of any comments that the Staff may have.  If comments on the form of Proxy are available prior to full comments on the Proxy Statement, we would appreciate receiving those comments in advance so that the Proxy can be printed in advance.

Sincerely,

/s/ Heather Rosmarin

Heather Rosmarin

Attachment

cc:	Evan L. Kaplan, Chief Executive Officer, iPass Inc.
Frank E. Verdecanna, Chief Financial Officer, iPass Inc.
Timothy J. Moore, Cooley Godward Kronish LLP
Brett White, Cooley Godward Kronish LLP

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